October 25, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director
Suzanne Hayes, Branch Chief
Johnny Gharib, Staff Attorney

	Re:	eHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 001-33071

Dear Sirs and Madam:

This letter is being submitted in reference to the Securities and Exchange Commission’s letter to eHealth, Inc., dated September 28, 2010 (the “Comment Letter”).

eHealth respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before November 8, 2010.

Please contact the undersigned at (650) 210-3155 with any questions or comments you may have regarding this letter. Thank you for your assistance.

Respectfully submitted,

eHealth, Inc.

/s/ Scott Giesler
Scott Giesler
Vice President, Legal Affairs

cc:	Gary Lauer, President and Chief Executive Officer, eHealth, Inc.
Stuart Huizinga, Senior Vice President and Chief Financial Officer, eHealth, Inc.
Drew Markham, Wilson Sonsini Goodrich & Rosati, P.C.